Exhibit 23.3

Consent of Independent Auditors

The Managers of Corpus Christi Pipeline GP, LLC and

Partners of Cheniere Corpus Christi Pipeline, L.P.:

We consent to the use of our report dated March 7, 2017 with respect to the balance sheets of Cheniere Corpus Christi Pipeline, L.P. as of December 31, 2016 and 2015, and the related statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the presentation of cash flows.

(signed) KPMG LLP

Houston, Texas

November 20, 2017